Kimberly-Clark de México, S.A.B. de C.V.

RECEIVED
2008 APR 30 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

[redacted]

08002212

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Dear Sirs:

Attached please find Kimberly Clark de México S.A.B. de C.V.'s first quarter 2008 filing to the Mexican Bolsa.
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A.B. de C.V.

PROCESSED
MAY 06 2008
THOMSON REUTERS

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

dw 4/30

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

RECEIVED

2008 APR 30 A 8: 18

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**24,106,228**	**100**	**23,329,171**	**100**
s02	**CURRENT ASSETS**	**9,070,256**	**38**	**8,813,126**	**38**
s03	CASH AND SHORT-TERM INVESTMENTS	3,458,695	14	2,581,278	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,619,349	15	3,765,362	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	362,288	2	704,789	3
s06	INVENTORIES	1,629,924	7	1,725,233	7
s07	OTHER CURRENT ASSETS	0	0	36,464	0
s08	**LONG-TERM**	**449,872**	**2**	**588,787**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	449,872	2	588,787	3
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**14,586,100**	**61**	**13,927,258**	**60**
s13	LAND AND BUILDINGS	4,814,329	20	4,362,960	19
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,497,800	102	23,238,902	100
s15	OTHER EQUIPMENT	46,500	0	65,092	0
s16	ACCUMULATED DEPRECIATION	15,194,651	63	14,572,374	62
s17	CONSTRUCTION IN PROGRESS	422,122	2	832,678	4
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**17,331,737**	**100**	**15,878,850**	**100**
s21	**CURRENT LIABILITIES**	**7,702,325**	**44**	**8,764,422**	**55**
s22	SUPPLIERS	2,348,477	14	2,452,642	15
s23	BANK LOANS	74,156	0	101,836	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	230,858	1	525,419	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,048,834	29	5,684,525	36
s27	**LONG-TERM LIABILITIES**	**7,323,439**	**42**	**5,145,295**	**32**
s28	BANK LOANS	2,823,439	16	3,090,978	19
s29	STOCK MARKET LOANS	4,500,000	26	2,054,317	13
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,305,973**	**13**	**1,969,133**	**12**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**6,774,491**	**100**	**7,450,321**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**6,774,491**	**100**	**7,450,321**	**100**
s36	**CONTRIBUTED CAPITAL**	**4,250,705**	**63**	**4,393,898**	**59**
s79	CAPITAL STOCK	4,250,705	63	4,393,898	59
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**2,523,786**	**37**	**3,056,423**	**41**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	2,545,987	38	3,056,423	41
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-22,201	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**3,458,695**	**100**	**2,581,278**	**100**
s46	CASH	144,723	4	159,538	6
s47	SHORT-TERM INVESTMENTS	3,313,972	96	2,421,740	94
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**36,464**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	36,464	100
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**7,702,325**	**100**	**8,764,422**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,324,701	17	1,700,086	19
s53	MEXICAN PESOS LIABILITIES	6,377,624	83	7,064,336	81
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**5,048,834**	**100**	**5,684,525**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	106,092	2	103,441	2
s68	PROVISIONS	1,892,064	37	1,865,899	33
s90	DISCONTINUED OPERATIONS	0	0	667,545	12
s58	OTHER CURRENT LIABILITIES	3,050,678	60	3,047,640	54
s27	**LONG-TERM LIABILITIES**	**7,323,439**	**100**	**5,145,295**	**100**
s59	FOREIGN CURRENCY LIABILITIES	2,823,439	39	3,090,978	60
s60	MEXICAN PESOS LIABILITIES	4,500,000	61	2,054,317	40
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,305,973**	**100**	**1,969,133**	**100**
s66	DEFERRED TAXES	2,275,138	99	1,969,133	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	30,835	1	0	0
s79	**CAPITAL STOCK**	**4,250,705**	**100**	**4,393,898**	**100**
s37	CAPITAL STOCK (NOMINAL)	9,105	0	9,332	0
s38	RESTATEMENT OF CAPITAL STOCK	4,241,600	100	4,384,566	100

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**2,545,987**	**100**	**3,056,423**	**100**
s93	LEGAL RESERVE	645,822	25	645,822	21
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	757,342	25
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	1,055,984	41	686,576	22
s45	NET INCOME FOR THE YEAR	844,181	33	966,683	32
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-22,201**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-22,201	100	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,367,931	48,704
s73	PENSIONS AND SENIORITY PREMIUMS	289,499	439,292
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,353	2,292
s76	WORKERS (*)	4,235	4,139
s77	OUTSTANDING SHARES (*)	1,110,621,015	1,138,256,615
s78	REPURCHASED SHARES (*)	28,470,900	18,747,600
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**5,560,104**	**100**	**5,349,960**	**100**
r02	COST OF SALES	3,457,016	62	3,078,057	58
r03	**GROSS PROFIT**	**2,103,088**	**38**	**2,271,903**	**42**
r04	GENERAL EXPENSES	784,114	14	810,483	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,318,974**	**24**	**1,461,420**	**27**
r08	OTHER INCOME AND (EXPENSE), NET	-105,840	-2	-136,374	-3
r06	COMPREHENSIVE FINANCING RESULT	-55,432	0	-39,220	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,157,702**	**21**	**1,285,826**	**24**
r10	INCOME TAXES	313,521	6	319,143	6
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**844,181**	**15**	**966,683**	**18**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**844,181**	**15**	**966,683**	**18**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**844,181**	**15**	**966,683**	**18**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	**NET SALES**	**5,560,104**	**100**	**5,349,960**	**100**
r21	DOMESTIC	5,247,183	94	5,036,451	94
r22	FOREIGN	312,921	6	313,509	6
r23	TRANSLATED INTO DOLLARS (***)	28,724	1	27,527	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-105,840**	**100**	**-136,374**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	1,350	-1	1,817	-1
r34	EMPLOYEES' PROFIT SHARING EXPENSES	115,190	-109	138,191	-101
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-8,000	8	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-55,432**	**100**	**-39,220**	**100**
r24	INTEREST EXPENSE	159,394	-288	118,989	-303
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	57,693	-104	51,361	-131
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	46,269	-83	-13,697	35
r28	RESULT FROM MONETARY POSITION	0	0	42,105	-107
r10	**INCOME TAXES**	**313,521**	**100**	**319,143**	**100**
r32	INCOME TAX	328,521	105	319,143	100
r33	DEFERRED INCOME TAX	-15,000	-5	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	8,335,068	8,402,171
r37	TAX RESULT FOR THE YEAR	1,391,800	1,368,517
r38	NET SALES (**)	21,690,376	21,143,996
r39	OPERATING INCOME (**)	5,485,582	6,068,573
r40	NET INCOME OF MAJORITY INTEREST (**)	3,605,471	3,824,888
r41	NET CONSOLIDATED INCOME (**)	3,605,471	3,824,888
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	285,191	268,425

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 01 YEAR: 2008

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,560,104**	**100**	**5,349,960**	**100**
rt02	COST OF SALES	3,457,016	62	3,078,057	58
rt03	**GROSS PROFIT**	**2,103,088**	**38**	**2,271,903**	**42**
rt04	GENERAL EXPENSES	784,114	14	810,483	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,318,974**	**24**	**1,461,420**	**27**
rt08	OTHER INCOME AND (EXPENSE), NET	-105,840	-2	-136,374	-3
rt06	COMPREHENSIVE FINANCING RESULT	-55,432	0	-39,220	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,157,702**	**21**	**1,285,826**	**24**
rt10	INCOME TAXES	313,521	6	319,143	6
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**844,181**	**15**	**966,683**	**18**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**844,181**	**15**	**966,683**	**18**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**844,181**	**15**	**966,683**	**18**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,560,104**	**100**	**5,349,960**	**100**
rt21	DOMESTIC	5,247,183	94	5,036,451	94
rt22	FOREIGN	312,921	6	313,509	6
rt23	TRANSLATED INTO DOLLARS (***)	28,724	1	27,527	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-105,840**	**100**	**-136,374**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	1,350	-1	1,817	-1
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	115,190	-109	138,191	-101
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	-8,000	8	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-55,432**	**100**	**-39,220**	**100**
rt24	INTEREST EXPENSE	159,394	-288	118,989	-303
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	57,693	-104	51,361	-131
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	46,269	-83	-13,697	35
rt28	RESULT FROM MONETARY POSITION	0	0	42,105	-107
rt10	**INCOME TAXES**	**313,521**	**100**	**319,143**	**100**
rt32	INCOME TAX	328,521	105	319,143	100
rt33	DEFERRED INCOME TAX	-15,000	-5	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	285,191	268,425

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	0	966,683
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	268,425
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	0	1,235,108
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	420,737
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	0	1,655,845
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-598,410
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-81,576
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	0	-679,986
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	0	-238,057
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	737,802
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	1,843,476
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	0	2,581,278

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**268,425**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	268,425
c41	+ (-) OTHER ITEMS	0	0
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**420,737**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	139,222
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-125,069
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	367,126
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-305,263
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	344,721
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-598,410**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-12,163
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	-586,247
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-81,576**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-81,376
c31	(-) DIVIDENDS PAID	0	-200
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-238,057**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-282,087
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	44,030

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.16		$ 3.33	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.16		$ 3.41	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0	
d08	CARRYNG VALUE PER SHARE	$ 6.10		$ 6.55	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0		$ 0	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	7.62	times	7.85	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.72	times	15.43	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 01 YEAR: 2008

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	15.18	%	18.07	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	53.22	%	51.34	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.96	%	16.40	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	4.36	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.90	times	0.91	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.49	times	1.52	times
p08	INVENTORIES TURNOVER (**)	8.40	times	7.40	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days	55	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.69	%	8.87	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	71.90	%	68.06	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.56	times	2.13	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	23.93	%	30.17	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	50.21	%	36.94	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	8.27	times	12.28	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.25	times	1.33	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.18	times	1.01	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.97	times	0.81	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.52	times	0.56	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	44.90	%	29.45	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	0.00	%	23.09	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	7.86	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.00	times	13.92	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	88.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	12.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0.00	%	118.50	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRNAJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION	200,000	100.00
TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
CINCO SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 01 YEAR: 2008

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANAMEX	NOT	16/05/2001	15/06/2009	5.03							14,223	0	7,112	0	0	0
BONO	YES	28/07/1999	01/08/2009	9.33							0	0	2,660,000	0	0	0
DEUTSCHE BANK	YES	16/08/2001	02/04/2012	5.39							13,183	13,184	26,367	26,367	26,367	13,183
DEUTSCHE BANK	YES	02/12/2002	20/08/2010	3.12							9,936	9,936	19,873	9,936	0	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	5.83							6,847	6,847	13,694	13,694	6,846	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	44,189	29,967	2,727,046	49,997	33,213	13,183

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
CERTIFICADFOS BURSÁTILES	NOT APPLIED	18/06/2003	08/12/2010	8.45	0	0	0	750,000	0	0						
CERTIFICADFOS BURSÁTILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	0	1,250,000						
CERTIFICADFOS BURSÁTILES	NOT APPLIED	05/07/2007	28/06/2017	7.81	0	0	0	0	0	2,500,000						
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	750,000	0	3,750,000	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED	01/03/2008			1,147,402	0	0	0	0	0						
VARIOS	NOT APPLIED	01/03/2008			0	0	0	0	0	0						
VARIOS	YES	01/03/2008									1,201,075	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					1,147,402	0	0	0	0	0	1,201,075	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
VARIOS	NOT APPLIED				0	0	0	0	0	0						
VARIOS	YES										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				4,999,364	0										
VARIOS											49,470	0				
TOTAL					4,999,364	0	0	0	0	0	49,470	0	0	0	0	0
TOTAL GENERAL					6,146,766	0	0	750,000	0	3,750,000	1,294,734	29,867	2,727,946	49,997	33,213	13,183

LOS CRÉDITOS SON EN DÓLARES AMERICANOS Y SE UTILIZÓ $10.64 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**96,007**	**1,021,737**	**0**	**0**	**1,021,737**
LIABILITIES POSITION	**389,863**	**4,148,140**	**0**	**0**	**4,148,140**
SHORT-TERM LIABILITIES POSITION	124,502	1,324,701	0	0	1,324,701
LONG-TERM LIABILITIES POSITION	265,361	2,823,439	0	0	2,823,439
NET BALANCE	**-293,856**	**-3,126,403**	**0**	**0**	**-3,126,403**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES DE $10.64 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA CUAUTITLAN	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PROPIFLE	Nacional		0
QUIMICOS	PROEGSA	Nacional		0
CORRUGADOS	EMP. CARTON TITAN	Nacional		0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, BOD ESTRELLA	Nacional		0
ADHESIVOS	NATIONAL	Nacional		0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	Nacional		0
CELULOSA DE MADERA	ARACRUZ, GP CELLULOS Y DOMTAR	Importación		0
FIBRA P/RECICLAR Y RECICLADA	WEYERHAEUSER, HARMON	Importación		0
POLIACRILATO DE SODIO	BASF, TOYOTA	Importación		0
POLIPROPILENO	EXXONMOBIL	Importación		0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	5,247,183	0		
FOREIGN SALES					
INFORMACION TOTAL	0	312,921	0		
TOTAL		5,560,104			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **01** YEAR: **2008**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	312,921			
FOREIGN SUBSIDIARIES					

TOTAL	312,921	

NOTES

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 01 YEAR: 2008

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0	17	577,649,375	0	577,649,375	0	4,736	0
B	0	17	532,971,640	0	0	532,971,640	4,369	0
TOTAL			1,110,621,015	0	577,649,375	532,971,640	9,105	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 1,110,621,015

NOTES

END